                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       UNIVERSAL OUTDOOR HOLDINGS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

              Shares of Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  91377M105
                     -----------------------------------
                                (CUSIP Number)

                      CLEAR CHANNEL COMMUNICATIONS, INC.
                              200 Concord Plaza
                                  Suite 600
                        San Antonio, Texas 78216-6940
                           Tel. No.: (210) 822-2828
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                               -with copies to-

                            Stephen C. Mount, Esq.
                  Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                            1500 NationsBank Plaza
                              300 Convent Street
                           San Antonio, Texas 78205
                                (210) 270-0800

                               October 23, 1997
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 91377M105-8                                      PAGE 1 of 10 PAGES


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Clear Channel Communications, Inc. - 74-1787539
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      Not Applicable
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Texas
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   5,440,300
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      5,440,300
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      20.67%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

ITEM 1.    SECURITY AND ISSUER

           Securities acquired:        Shares of common stock, par value $0.01
                                       per share ("Common Stock")

                  Issuer: Universal Outdoor Holdings, Inc. ("Issuer") 311 South Wacker Drive
                                Suite 6400
                                Chicago, Illinois  60606
                                Tel. No. (312) 431-0822

ITEM 2.    IDENTITY AND BACKGROUND

           (a) - (c) Clear Channel Communications, Inc. is a Texas corporation, ("Clear Channel") whose principal business is radio and television broadcasting and outdoor advertising. The address of Clear Channel's principal office is 200 Concord Plaza, Suite 600, San Antonio, Texas 78216-6940.
Schedule I to this Schedule 13D lists each executive officer and director of Clear Channel.

           (d) - (e) During the last five years, Clear Channel and the persons listed in Schedule I have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and have not been parties to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

           (f)  Each person listed in Schedule I is a United States citizen.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS

           Not Applicable.

ITEM 4.    PURPOSE OF THE TRANSACTION

           (a) - (b) Pursuant to an Agreement and Plan of Merger dated as of October 23, 1997 (the "Merger Agreement"), among Clear Channel, UH Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Clear Channel ("Merger Sub"), and the Issuer, and subject to the conditions set forth therein (including approval by the stockholders of the Issuer) Merger Sub will be merged with and into Issuer (the "Merger") with each share of Issuer's Common Stock being converted into the right to receive .67 shares of Clear Channel's common stock, $.10 par value per share.

                           Page 2 of 10 Pages

           The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated herein by reference and filed as Exhibit 2 hereto.

           As an inducement to Clear Channel to enter into the Merger Agreement, each of Brian T. Clingen and Daniel L. Simon (together the "Voting Agreement Stockholders") have entered into Voting Agreements dated October 23, 1997 (the "Voting Agreements) with Clear Channel. Pursuant to the Voting Agreements, the Voting Agreement Stockholders have agreed to vote the shares of Issuer's Common Stock owned by them: (i) in favor of the Merger and approving and adopting the terms contemplated by the Merger Agreement, (ii) against any action or agreement that could result in a breach of any covenant, representation or warranty or any other obligation of the Issuer under the Merger Agreement and (iii) against (A) any extraordinary corporate transaction,
(B) a sale or transfer of a material amount of the assets of the Issuer, (C) any change in the Issuer's officers or board of directors, (D) any change in the current corporate structure or business of Issuer and (E) any action intended to materially impede or interfere with the Merger. To Clear Channel's knowledge, the number of shares of Clear Channel's Common Stock beneficially owned by each of the Voting Agreement Stockholders is set forth on Schedule II to this Schedule 13D.

           Clear Channel did not pay any additional consideration to any Voting Agreement Stockholder in connection with the execution and delivery of the Voting Agreements. The description contained in this Item 4 of the transactions contemplated by the Voting Agreements is qualified in its entirety by reference to the full text of the Voting Agreements which are incorporated by reference herein and filed as Exhibits 99.1 and 99.2 hereto.

           (c)  Not applicable.

           (d) Upon consummation of the Merger, Issuer will become a wholly-owned subsidiary of Clear Channel and the Board of Directors of Issuer shall be the directors of Merger Sub.

           (e) None, other than as a result of the Merger described in Item 3 above.

           (f) Upon consummation of the Merger, Issuer will become a wholly-owned subsidiary of Clear Channel.

           (g)  None.

           (h) Upon consummation of the Merger, the Issuer's Common Stock will cease to be quoted on any quotation system or exchange.





                           Page   3   of  10   Pages

           (i) Upon consummation of the Merger, the Issuer's Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

           (j) Other than as described above, Clear Channel currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Clear Channel reserves the right to develop such plans).

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           (a) As a result of the Voting Agreements, Clear Channel has shared power to vote an aggregate of 5,440,300 shares of Issuer's Common Stock for the limited purposes described in Item 4 above, and such shares constitute approximately 20.67% of the issued and outstanding shares of Issuer's Common Stock as of October 22, 1997.

           To Clear Channel's knowledge, no shares of the Issuer's Common Stock are beneficially owned by any of the persons named in Schedule I to this
Schedule 13D.

           (b) Schedule II sets forth the persons with whom Clear Channel shares voting power of the Issuer's Common Stock covered by this Schedule 13D.

           Schedule III to this Schedule 13D sets forth the name, present principal occupation or employment and business address of each person with whom Clear Channel shares the power to vote or to direct the vote or to dispose or direct the disposition of Issuer's Common Stock.

           During the past five years, to Clear Channel's knowledge, no person named in Schedule II to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and to Clear Channel's knowledge, no person named in Schedule II to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

           To Clear Channel's knowledge, all persons named in Schedule II to this Schedule 13D are United States citizens.

           (c) Clear Channel, has not affected any transaction in the Issuer's Common Stock during the past 60 days.

           (d)  Not applicable.

           (e)  Not applicable.





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ITEM 6.  CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

         Other than as described herein, to Clear Channel's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 2 Agreement and Plan of Merger dated as of October 23, 1997, among Universal Outdoor Holdings,
                         Inc., Clear Channel Communications, Inc. and
                         UH Merger Sub, Inc.*

         Exhibit 99.1    Voting Agreement dated as of October 23,
                         1997 by and among Clear Channel
                         Communications, Inc. and Daniel L. Simon.*

         Exhibit 99.2    Voting Agreement dated as of October 23,
                         1997 by and among Clear Channel
                         Communications, Inc. and Brian T. Clingen.*


*Incorporated by reference herein to Clear Channel's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 3, 1997.





                           Page   5   of   10  Pages
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Signature

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 3, 1997



                                          CLEAR CHANNEL COMMUNICATIONS, INC.


                                          By: /s/ Herbert W. Hill, Jr.
                                             ---------------------------------
                                              Herbert W. Hill, Jr.
                                              Senior Vice President and
                                              Chief Accounting Officer


                           Page   6   of   10  Pages

                                 SCHEDULE I


         EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF CLEAR CHANNEL


Name                     Principal Occupation or Employment
----                     ----------------------------------

L. Lowry Mays            Chairman and Chief Executive Officer
Mark P. Mays             President and Chief Operating Officer
Randall T. Mays          Senior Vice President/Chief Financial Officer
Herbert W. Hill, Jr.     Senior Vice President/Chief Accounting Officer
Kenneth E. Wyker         Senior Vice President/Legal Affairs
J. Stanley Webb          Senior Vice President/Clear Channel Radio and Metroplex
George Sosson            Senior Vice President/Radio Operations
James D. Smith           Senior Vice President/Capital Asset Management
Dave Ross                Vice President/Clear Channel Metroplex
William R. Riordan       Executive Vice President/COO Clear Channel Television

All individuals listed above are employed at Clear Channel, 200 Concord Plaza, Suite 600, San Antonio, Texas 78216-6940.

Karl Eller               Chief Executive Officer of Eller Media
                         Corporation/Director of Clear Channel
Scott Eller              President of Eller Media Corporation
Timothy Donmoyer         Chief Financial Officer and Executive Vice President
                         of Eller Media Corporation
Paul Meyer               General Counsel and Executive Vice President of Eller
                         Media Corporation

All individuals listed above are executive officers of Clear Channel through their employment with Eller Media Corporation, a subsidiary of Clear Channel, located at 2850 Camelback Road, Suite 300, Phoenix, Arizona 85016.

                     NON-EMPLOYEE DIRECTORS OF CLEAR CHANNEL

                            Principal Occupation or Employment
                            Name and Address of Corporation or
Name                        Other Organization in which Employed
----                        ------------------------------------
John H. Williams            Senior Vice President
                            Everen Securities, Inc.
                            7810 Glen Albens Circle
                            Dallas, Texas 75225

Alan D.Feld                 Attorney
                            Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                            1700 Pacific Avenue, 41st Floor
                            Dallas, Texas  75201




                              Page 7 of 10 Pages

B.J. McCombs                Private Investor
                            825 Contour
                            San Antonio, Texas  78212

Theordore H. Strauss        Senior Managing Director
                            Bear, Stearns & Co., Inc.
                            5100 Park Lane
                            Dallas, Texas 75220




                             Page 8 of 10  Pages
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                                  SCHEDULE II



                     Number of Shares of        Percentage of Outstanding
                    Issuer's Common Stock        Shares of Issuer Common
Individual           Beneficially Owned        Stock as of October 22, 1997
----------           ------------------        ----------------------------
Daniel L. Simon           5,315,292                      20.19%
Brian T. Clingen            125,008                       0.47%





                              Page 9 of 10 Pages
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                                  SCHEDULE III



Name                           Principal Employment or Occupation
----                           ----------------------------------
Daniel L. Simon                President of Issuer
                               311 South Wacker Drive, Suite 6400
                               Chicago, Illinois 60606

Brian T. Clingen               Vice President/Chief Financial Officer of Issuer
                               311 South Wacker Drive, Suite 6400
                               Chicago, Illinois 60606





                             Page 10 of 10 Pages